United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-82408

Verizon Wireless of the East LP

(Exact name of registrant as specified in its charter)

180 Washington Valley Road, Bedminster, NJ 07921
(908) 306-7000

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Limited Partnership Interest

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:  1

Pursuant to the requirements of the Securities Exchange Act of 1934, Verizon Wireless of the East LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: April 1, 2003
	By:	Verizon Wireless of Georgia LLC, as general partner

	By:	Cellco Partnership, as sole member

	By:	/s/ S. Mark Tuller
Name: S. Mark Tuller
Title: Vice President Legal and External Affairs, General Counsel and Secretary